FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Hold Annual General Meeting on July 13, 2010	1
2.	eBay and RIM Offer eBay Application for BlackBerry Smartphones	4

Document 1

June 29, 2010
FOR IMMEDIATE RELEASE

RIM to Hold Annual General Meeting on July 13, 2010

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will hold its Annual General Meeting of Shareholders on Tuesday, July 13, 2010 at the Centre for International Governance Innovation (CIGI), 57 Erb Street West, Waterloo, Ontario.

A live webcast will be held beginning at 6:30 p.m. ET, which will be accessible by logging on at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

_______________________________________________________________________
Contacts:               Kathy Chui                                            Vanessa Canzini                                               Marisa Conway
eBay Inc. (North America)                   eBay Inc. (Europe)                                           Brodeur for RIM
katchui@ebay.com                                vcanzini@ebay.com                                        mconway@brodeur.com
(408) 218-9257                                         020 8605 3281                                                    (212) 771-3639

eBay and RIM Offer eBay Application for BlackBerry Smartphones
in Six More Countries
eBay application allows sellers to relist items directly within app;
buyers can access more information about sellers

San Jose, Calif. and Waterloo, ON – June 30, 2010 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in wireless innovation, and eBay, a global leader in mobile commerce and the world’s largest online marketplace, today jointly announced that the free eBay Application for BlackBerry® smartphones is immediately available on BlackBerry App World™ in six more countries: Australia, France, Germany, Italy, Spain and the United Kingdom.* The application is also now officially available to North American BlackBerry smartphone users after a successful beta preview period.

”We are thrilled to be extending eBay’s mobile presence to millions of BlackBerry smartphone users around the globe,” said Steve Yankovich, vice president of platform business solutions and mobile at eBay Inc.  ”When developing any mobile application, we take into account the unique features and advantages of the device to better meet our customers’ needs. With BlackBerry’s Push Service and multi-tasking technology, eBay buyers and sellers are able to stay up-to-date on great deals and sales.”

With the eBay Application for BlackBerry smartphones, users can search, bid, buy and check their eBay buying and selling activity virtually anywhere.  The application leverages the BlackBerry® Push Service to allow users to be wirelessly notified of the status of eBay listings in real-time. With alerts, eBay buyers can be notified when they have won an item or have been outbid, or if a listing on their Watch List is ending soon. Further, eBay sellers can be notified when a sale ends and will be provided with buyer information and the sale price. All notifications are directed to the user’s BlackBerry® Email inbox and, because the BlackBerry OS supports multi-tasking, users can simply click the email notification to automatically launch or switch to the eBay application.

“The idea of making eBay listings more conveniently accessible and manageable on BlackBerry smartphones is a 'natural', and the seamless mobile experience enabled by the unique push-based BlackBerry platform provides a perfect complement to the purchase process,” said Alan Brenner, senior vice president, BlackBerry Platform at Research In Motion.

The official eBay Application for BlackBerry smartphones includes features such as:
•	Add to Calendar – Add the end time for listings to the BlackBerry Calendar and set reminders

•	Daily Deals – View limited time bargains on popular items, where items are often over 50% off the original price and include free shipping**
•	My eBay – Access personal eBay activity including Watched items, Bids, Sales, Saved Searches and Favorite Sellers
•	Member Messages – Receive and reply to messages and emails sent through My eBay
•	Payments – PayPal account users can purchase items within the application***
•	Re-List Items – Re-list items for sale when current listing ends with no sale
•	Sort Search Results by Distance – Sort search results by distance from location (up to 1,200 miles)

As a leading force in global mobile commerce, eBay Inc. is expected to generate $1.5 billion in gross merchandise volume (GMV) in 2010 through its mobile platforms. With the international availability of the eBay Application for BlackBerry smartphones, more mobile shoppers will have access to the 200+ million listings across eBay’s global marketplace.  Today, over half of eBay’s mobile GMV comes from outside the United States.

For more information on the eBay Application for BlackBerry smartphones, please visit www.blackberry.com/ebay.

To view a demo of the eBay application for BlackBerry, please visit: http://www.youtube.com/watch?v=uhDB2XVLKd0

Availability
The eBay Application for BlackBerry smartphones is free and is now available on BlackBerry App World in North America, Australia, France, Germany, Italy, Spain and the United Kingdom (www.blackberry.com/appworld).

*The eBay application supports BlackBerry smartphones running BlackBerry OS version 4.5 or higher and requires a BlackBerry service plan that includes Internet access. The application also requires access to a wireless network.

**Daily Deals are currently only available on Australia, Canada, Germany, United Kingdom and United States versions of the eBay Application for BlackBerry smartphones.

***Purchasing items in the eBay Application for BlackBerry smartphones with PayPal is only available in Australia, the United Kingdom and the United States.

About eBay Inc.
Founded in 1995 in San Jose, Calif., eBay Inc. (NASDAQ:EBAY) connects millions of buyers and sellers globally on a daily basis through eBay, the world's largest online marketplace, and PayPal, which enables individuals and businesses to securely, easily and quickly send and receive online payments. We also reach millions through specialized marketplaces such as StubHub, the world's largest ticket marketplace, and eBay Classifieds sites, which together have a presence in more than 1,000 cities around the world.

For more information about the company and our global portfolio of online brands, visit www.ebayinc.com.

For more information on eBay mobile, visit www.ebay.com/mobile.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward Looking Statement
This announcement contains forward-looking statements relating to the future performance of eBay’s businesses that are based on its current expectations, forecasts and assumptions.  These statements include, but are not limited to, statements regarding future growth in mobile commerce.  Those statements involve risks and uncertainties, and actual results may differ materially from those discussed.  Factors that could cause or contribute to such differences include, but are not limited to, consumer acceptance and use of eBay’s mobile applications.  More information about potential factors which could affect eBay’s business and results is included in eBay's Annual Report on Form 10-K for the year ended December 31, 2009, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, and other periodic filings.  All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 6, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations